Free Writing Prospectus (To the Prospectus, the Prospectus Supplement and the Product Prospectus Supplement, each dated September 14, 2021)	Filed Pursuant to Rule 433 Registration No. 333-259205 December 14, 2021
Royal Bank of Canada	$ Capped Barrier Return Enhanced Notes Due June 22, 2023 Linked to the STOXX® Europe 600 Index Senior Global Medium Term Notes, Series I
General
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The Notes are designed for investors who seek a return of 1.75 times the appreciation of the STOXX® Europe 600 Index (the “Index”), subject to the Maximum Return set forth below. If the level of the Index declines by no more than 25%, the Notes will repay the principal amount. However, if the Final Level is less than the Barrier Level, investors will lose 1% of their principal amount for each 1% that the Percentage Change is less than 0%. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 25%, be willing to lose all or a substantial portion of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing June 22, 2023(a)(b) Any payments on the Notes are subject to our credit risk.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about December 16, 2021(b) (the “Pricing Date”) and are expected to be issued on or about December 21, 2021(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	STOXX® Europe 600 Index (Bloomberg ticker symbol “SXXP”)
Payment at Maturity:
If the Final Level is greater than the Initial Level, you will receive a cash payment that provides you with a return equal to the Percentage Change multiplied by the Leverage Factor. Accordingly, if the Percentage Change is positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + [$1,000 x (Percentage Change x Leverage Factor)]
However, the payment on the Notes will not exceed $1,133.00 for each $1,000 in principal amount.
If the Final Level is equal to or less than the Initial Level but greater than or equal to the Barrier Level, resulting in a Percentage Change that is equal to or less than 0% but greater than or equal -25%, you will receive the principal amount of your Notes at maturity.
If the Final Level is less than the Barrier Level, you will lose 1% of the principal amount of your Notes for every 1% that the Final Level is less than the Initial Level. Accordingly, if the Percentage Change is less than -25%, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 x Percentage Change)
If the Final Level is less than the Barrier Level, you will lose 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.

Percentage Change:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Leverage Factor:	1.75
Maximum Return:	$1,133.00 per $1,000 in principal amount of the Notes.
Barrier Level:	75% of the Initial Level.
Initial Level:	The closing level of the Index on the Pricing Date.
Final Level:	The arithmetic average of the closing levels of the Index on each of the Valuation Dates.
Valuation Dates:	June 12, 2023, June 13, 2023, June 14, 2023, June 15, 2023 and June 16, 2023(a)(b)
Maturity Date:	June 22, 2023(a)(b)
Calculation Agent:	RBC Capital Markets, LLC
CUSIP/ISIN:	78016FAX2/US78016FAX24
Estimated Value:
The initial estimated value of the Notes as of the Pricing Date is expected to be between $925.65 and $975.65 per $1,000 in principal amount, and will be less than the price to the public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
(b) Expected. If we make any change to the expected Pricing Date and issue date, the Valuation Dates and the maturity date will be changed so that the stated term of the Notes remains the same.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement, and “Risk Factors” beginning on page S-2 of the prospectus supplement and beginning on page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000	$12.50	$987.50
Total	$	$	$
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $987.50 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $12.50 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.
You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.
ADDITIONAL TERMS OF THE NOTES
You should read this free writing prospectus together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this free writing prospectus carefully.
This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-EI-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031150/brhc10028901_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this free writing prospectus, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

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What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?
The following table illustrates the hypothetical total return at maturity on the Notes. The “total return,” as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000. The hypothetical total returns and examples set forth below reflect the Leverage Factor of 1.75 and assume a hypothetical Initial Level of 1,000.00, a hypothetical Barrier Level of 750.00, the Maximum Return of $1,133.00 per $1,000 in principal amount of the Notes and hypothetical Final Levels as set forth below. The actual Initial Level and Barrier Level will be determined on the Pricing Date, and the actual Final Level will be determined based on the arithmetic average of the closing levels of the Index on each of the Valuation Dates. The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.
Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes
1,600.00	60.00%	$1,133.00	13.30%
1,450.00	45.00%	$1,133.00	13.30%
1,300.00	30.00%	$1,133.00	13.30%
1,150.00	15.00%	$1,133.00	13.30%
1,100.00	10.00%	$1,133.00	13.30%
1,076.00	7.60%	$1,133.00	13.30%
1,050.00	5.00%	$1,087.50	8.75%
1,000.00	0.00%	$1,000.00	0.00%
950.00	-5.00%	$1,000.00	0.00%
900.00	-10.00%	$1,000.00	0.00%
850.00	-15.00%	$1,000.00	0.00%
800.00	-20.00%	$1,000.00	0.00%
750.00	-25.00%	$1,000.00	0.00%
700.00	-30.00%	$700.00	-30.00%
600.00	-40.00%	$600.00	-40.00%
500.00	-50.00%	$500.00	-50.00%
400.00	-60.00%	$400.00	-60.00%
300.00	-70.00%	$300.00	-70.00%
200.00	-80.00%	$200.00	-80.00%
100.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the payments set forth in the table above are calculated.
Example 1: The level of the Index increases from the Initial Level to a Final Level of 1,050.00, resulting in a Percentage Change of 5.00%.
Because the Percentage Change is positive, the investor receives a payment at maturity of $1,087.50 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 + [$1,000 x (5.00% x 1.75)] = $1,087.50
Example 2: The level of the Index increases from the Initial Level to a Final Level of 1,600.00, resulting in a Percentage Change of 60.00%.
In this example, the Percentage Change multiplied by the Leverage Factor would result in a payment that is greater than the Maximum Return. Accordingly, the payment on the notes would be $1,133.00 per $1,000 in principal amount, representing the Maximum Return.
In this case, your return on the Notes is less than the return represented by the Percentage Change multiplied by the Leverage Factor.
Example 3: The level of the Index decreases from the Initial Level to a Final Level of 900.00, resulting in a Percentage Change of -10.00%.
Because the Percentage Change is negative, but is greater than or equal to -25.00%, the investor will receive a payment at maturity of $1,000 per $1,000 in principal amount of the Notes.
Example 4: The level of the Index decreases from the Initial Level to a Final Level of 500.00, resulting in a Percentage Change of -50.00%.
Because the Percentage Change is less than -25.00%, the investor will receive a payment at maturity of $500.00 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 x -50.00%) = $500.00
In this case, the amount that will be paid on the Notes at maturity would be significantly less than the principal amount.

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Selected Purchase Considerations
•	Appreciation Potential — The Notes provide the opportunity to enhance index returns by multiplying a positive Percentage Change by the Leverage Factor, up to the Maximum Return.
•
Limited Protection Against Loss — Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 25%. If the Final Level is less than the Initial Level by more than 25%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.

Selected Risk Considerations
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and the Structure of the Notes
•
You May Lose Some or All of the Principal Amount at Maturity — Investors in the Notes could lose all or a substantial portion of their principal amount if the level of the Index decreases by more than 25%. If the Percentage Change is less than -25%, the payment that you will receive at maturity will represent a loss of 1% of the principal amount for each 1% that the Final Level is less than the Initial Level, and you could lose up to 100% of the principal amount.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in the appreciation of the Index than an investment in a security linked to the Index providing full participation in the appreciation, because the return on the Notes if the Percentage Change is positive will not exceed the Maximum Return. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Index.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the level of the Index increases after the Pricing Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of an investment in the Notes are uncertain. You should consult your tax adviser about your tax situation.
Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of ours may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

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•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time to maturity of the Notes;
•	the dividend rate on the securities included in the Index;
•	interest and yield rates in the market generally;
•	the exchange rate between the U.S. dollar and the currencies in which the components of the Index are traded;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Index, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting commission and our costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes That We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

Risks Relating to Conflicts of Interest
•
We and Our Affiliates May Have Adverse Economic Interests to the Holders of the Notes — We, RBCCM and our other respective affiliates trade the securities represented by the Index, and other financial instruments related to the Index, on a regular basis, for their accounts and for other accounts under our or their management. We, RBCCM and our other affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments that relate to the Index. To the extent that we or any of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the Notes. Any of these trading activities could potentially affect the performance of the Index and, accordingly, could affect the value of the Notes, and the amounts, if any, payable on the Notes.

We or our affiliates may currently or from time to time engage in business with the issuers of the securities represented by the Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about these companies, and we will not disclose any such information to you. None of us or our affiliates makes any representation or warranty to any purchaser of the Notes with respect to any matters whatsoever relating to our business with the issuer of any security included

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in the Index or future price movements of any such security.
Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the level the Index. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the Valuation Dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.
•
We May Issue Research That Is Inconsistent with an Investment in the Notes — We or our affiliates may issue research reports on securities that are, or may become, components of the Index. We may also publish research from time to time on financial markets and other matters that may influence the levels of the Index or the value of the Notes, or express opinions or provide recommendations that may be inconsistent with the purchasing or holding the Notes or with the investment view implicit in the Notes or the Index. You should make your own independent investigation of the merits of investing in the Notes and the Index.

Risks Relating to the Reference Asset
•
An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets — Because foreign companies or foreign equity securities included in the Reference Asset are publicly traded in the applicable foreign countries and are denominated in non-U.S. currencies, an investment in the Notes involves particular risks. For example, the non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

•
The Payments on the Notes Will Not Be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar Even Though the Securities Comprising the Index Are Traded in Non-U.S. Currencies and the Notes Are Denominated in U.S. Dollars — Although the equity securities comprising the Index are traded in several non-U.S. currencies, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar those currencies. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the Index, and therefore the Notes. The amount we pay in respect of the Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

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You Will Not Have Any Rights to the Securities Included in the Reference Asset — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset, and accordingly, any positive return on the Notes may be less than the potential positive return on those securities.

•
The Payments on the Notes Are Subject to Market Disruption Events and Adjustments — The payment at maturity and each Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes-Market Disruption Events" in the product prospectus supplement.

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Historical Information
The following graph sets forth the historical performance of the Index from January 1, 2016 to December 10, 2021. On December 10, 2021, the closing level of the Index was 475.56.
We obtained the Index closing levels below from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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Information Regarding the Index
All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited, as the sponsor of the Index (“STOXX”). STOXX, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of STOXX discontinuing publication of the Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.
The Index is derived from the STOXX Europe Total Market Index (the “TMI”), and is a subset of the STOXX Global 1800 Index. The Index has a fixed number of 600 components, and represents large, mid and small capitalization companies across 17 European countries: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom.
Composition and Maintenance
The composition of the Index is reviewed by STOXX Limited quarterly and changes are typically implemented on the third Friday of every March, June, September and December, with effect on the next trading day. If the third Friday of the relevant month is not a trading day, then the implementation occurs on the next trading day, with effect on the following trading day. In connection with the quarterly review, the eligible stocks in the Index are ranked in terms of free float market capitalization to produce the selection list for the Index. The Index consists of the top 95% (subject to applicable buffer rules) by free-float market capitalization of the total equity having a country assignment in one of the 17 applicable countries (based on the country of incorporation, the primary listing and the country with the largest trading volume).
The selection list for the Index is updated and published on a monthly basis according to the review component selection process in case a replacement is needed for a deletion. To create the selection list for the Index, for each company having more than one eligible class of stock, only the most liquid class is eligible, and a liquidity screen of a 3-month average daily trading volume of greater than one million euros is applied to the eligible stocks. The eligible stocks remaining after application of the liquidity screen are ranked by their free float market capitalizations.
At the quarterly review, the largest 550 stocks on the selection list qualify for selection for the Index. The remaining 50 stocks are selected from the current components ranked between 551 and 750 that meet all of the criteria (including the liquidity screen). If the number of stocks selected is still below 600, the largest (by free float market capitalization) stocks on the selection list are selected until there are 600 stocks.
The component stocks of the Index are monitored on an ongoing monthly basis for deletion and quarterly basis for addition. Changes to the composition of the Index due to corporate actions (including mergers and takeovers, spin-offs, sector changes and bankruptcy) are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.
Any component stocks that are not traded for 10 consecutive days, are suspended from trading for 10 consecutive days, are officially delisted or are the subject of ongoing bankruptcy proceeds will be deleted from the Index. A deleted stock is replaced by the highest-ranked non-component on the selection list in the TMI to maintain the fixed number of stocks in the Index.
Additions and deletions in connection with a quarterly review are announced on the first trading day of the review implementation month.
The free float factors and outstanding number of shares for each index stock that STOXX Limited uses to calculate the Index are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. These changes are announced five trading days before they are implemented. Certain extraordinary adjustments to the factors and/or the number of outstanding shares are implemented and made effective more quickly. The timing depends on the magnitude of the change. The free float factor reduces the index stock’s number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and held on a long-term basis are excluded from the index calculation (including, but

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not limited to, stock owned by the company itself, stock owned by governments, stock owned by certain individuals or families, and restricted shares). In addition, the weight of each component in the Index is capped at 20% of the Index’s total free float market capitalization.
Calculation of the Index
The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index's value can be expressed as follows:
Index =	Free float market capitalization of the Index
Divisor
The “free float market capitalization of the STOXX® Europe 600 Index” is equal to the sum of the products of the closing price, market capitalization, and free float factor for each component stock as of the time the Index is being calculated. Where any index component stock price is unavailable on any trading day, the index sponsor will generally use the last reported price for such component stock. If an index stock trades in a currency other than euros, its stock price is converted into euros.
The Index is also subject to a divisor, which is adjusted to maintain the continuity of the Index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.
License Agreement
We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Index) in connection with certain securities, including the Notes offered hereby.
The license agreement between us and STOXX requires that the following language be stated in this document:
STOXX has no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the Notes. STOXX does not:
•	sponsor, endorse, sell, or promote the Notes;
•	recommend that any person invest in the Notes offered hereby or any other securities;
•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;
•	have any responsibility or liability for the administration, management, or marketing of the Notes; or
•	consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the Index, or have any obligation to do so.
STOXX will not have any liability in connection with the Notes. Specifically:
•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
•	the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the Index and the data included in the Index;
•	the accuracy or completeness of the Index and its data; and
•	the merchantability and the fitness for a particular purpose or use of the Index and its data;
•	STOXX will have no liability for any errors, omissions, or interruptions in the Index or its data; and
•	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.
The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

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Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $12.50 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
We expect that delivery of the Notes will be made against payment for the Notes on or about December 21, 2021, which is more than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting commission and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of the underwriting commission and RBCCM’s estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, typically reduces the initial estimated value of the Notes at the time the terms of the Notes are set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.
U.S. Federal Income Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our special U.S. tax counsel, Ashurst LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Index for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.

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However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (the “IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Index or the Notes (for example, upon the Index rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Index or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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